[redacted]

15049235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKG FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 SW FIRST AVENUE, SUITE 1000
(No. and Street)

PORTLAND (City) OREGON (State) 97201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK K. GASKILL 503/226-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 105 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/14/15

OATH OR AFFIRMATION

I, MARK K GASKILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKG FINANCIAL GROUP, INC., as of DECENBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL STAMP
SUZETTE JOAN MALAN
NOTARY PUBLIC-OREGON
COMMISSION NO. 934378
MY COMMISSION EXPIRES DECEMBER 03, 2018

Signature

Pres & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MKG FINANCIAL GROUP, INC.
(An Oregon "S" Corporation)

Annual Audited Report

December 31, 2014 and 2013

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC

15405 SW 116TH AVENUE, SUITE 105 [70]

ADDRESS

KING CITY, OREGON 97224

Number and Street [71]	City [72]	State [73]	Zip Code [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant
15405 SW 116th Avenue, Suite 105
King City, OR 97224
Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
MKG Financial Group, Inc.

Report of the Financial Statements

I have audited the accompanying statements of financial condition of MKG Financial Group, Inc. (An Oregon "S" Corporation) as of December 31, 2014 and 2013, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MKG Financial Group, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 11, 2015

MKG FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash	$ 993	$ 1,600
Receivables from broker dealers	1,290	19,418
Deposits with clearing organizations	25,000	25,000
Furniture, equipment at cost - net of accumulated depreciation of $165,029 and $161,012	2,673	6,690
Prepaid expenses	1,231	3,764
Cash surrender value life insurance	3,267	3,312
TOTAL ASSETS	$ 34,454	$ 59,784

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	2013
Accounts payable and accrued liabilities	$ 21,311	$ 45,140
TOTAL LIABILITIES	21,311	45,140
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 100 shares authorized and issued	100	100
Additional paid-in capital	282,127	256,527
Retained earnings	(269,084)	(241,983)
Total stockholder's equity	13,143	14,644
	$ 34,454	$ 59,784

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years Ended December 31, 2014 and 2013

	2014	2013
REVENUES		
Commissions	$ 534,794	$ 588,429
Sale of investment company shares	0	146
Interest dividends	4,201	4,429
Rent income	28,478	22,274
Other	47,110	46,241
Total revenue	614,583	661,519
EXPENSES		
Employee compensation and taxes	215,088	275,461
Commissions and floor brokerage	82,679	80,506
Regulatory fees and assessments	11,425	7,588
Communications	14,195	17,160
Occupancy and equipment rents	126,541	96,700
Professional fees	31,187	22,641
Other expenses	122,834	158,513
Depreciation	4,017	6,731
Total expenses	607,966	665,300
NET INCOME, (LOSS) BEFORE COMPREHENSIVE ITEMS	(6,617)	(3,781)
COMPREHENSIVE ITEMS:		
Unrealized Gains (Losses) on Securities available for resale (net of income taxes)	0	1,087
NET INCOME (LOSS)	$ 6,617	($ 2,694)

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2014 and 2013

	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2012	100	$ 100	$249,727	($196,107)	$ 53,720
Net income (loss) for the year				(2,694)	(2,694)
Paid-In Capital for the year			6,800		6,800
Distributions				(43,182)	(43,182)
Balance at December 31, 2013	100	100	256,527	(241,983)	14,644
Net income (loss) for the year				6,617	6,617
Paid-In Capital for the year			25,600		25,600
Distributions				(33,718)	(33,718)
Balance at December 31, 2014	100	$ 100	$282,127	($269,084)	$ 13,143

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2014 and 2013

	2014	2013
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$628,510	$651,857
Cash paid to employees and suppliers	(621,852)	(619,554)
Interest received	4,201	4,429
Interest paid	(3,198)	(1,553)
Income taxes	(150)	(150)
Net cash provided by operating Activities	7,511	35,029
Cash flows from investing activities:		
Paid-In capital	25,600	6,800
Net cash provided by investing Activities	25,600	6,800
Cash flows from financing activities:		
Bank loans	0	0
Distributions	(33,718)	(43,182)
Net cash used by financing activities	(33,718)	(43,182)
Net increase in cash and cash Equivalents	(607)	(1,353)
Cash and cash equivalents at beginning of year	1,600	2,953
Cash and cash equivalents at end of year	$ 993	$ 1,600

Reconciliation of net income to net cash provided by operating activities:

	2014	2013
Net income (loss)	$ 6,617	($ 2,694)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	4,017	6,731
Change in assets and liabilities:		
Receivables from brokers or dealers	18,128	(9,662)
Prepaid expenses, investments and CSV	2,578	13,983
Accounts payable	(23,829)	26,671
Total adjustments	894	37,723
Net cash used in operating activities	$ 7,511	$ 35,029

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 11, 2015, the date on which the financial statements were available to be issued.

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Pershing. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

5. Income Taxes

The Company elected, effective April 1, 2000 to be treated as an

5. Income Taxes Continued

"S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income or loss. Therefore, no provision or liability for federal and state corporate income taxes has been included in these financial statements.

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2011, generally for three years after they were filed.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to ten years. Depreciation expense amounted to $4,017 and $6,731 for calendar years ending December 31, 2014 and 2013 respectively.

NOTE B - LEASES

Operating Leases - The Company occupies office space under an operating lease expiring February 2018, which is personally guaranteed by the shareholder. The lease requires the Company to pay its proportionate share of operating expenses for the building; principally real estate taxes, insurance, repairs and maintenance and utilities. Total rent expense for the years ended December 31, 2014 and 2013, was approximately $124,514 and $99,646 respectively.

NOTE B - LEASES (Continued)

Future minimum lease payments under non-cancelable operating leases as of December 31, 2014 are approximately as follows:

Year one	$121,546
Year two	125,192
Year three	128,948
Year four	21,296
Total	$396,982

The Company has subleased parts of its office space. Total sublease income for years ended December 31, 2014 and 2013 was $28,478 and $22,274 respectively.

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 100 shares of $1. par value common stock, all of which are outstanding at December 31, 2014.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2014, the Company's net capital and required net capital, as defined, were $9,239 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 2.31 to 1.

NOTE E - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2014 the Company's uninsured cash balance was $.00.

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2014:

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Continued)

Vehicle	$ 25,874
Furniture and fixtures	41,541
Office equipment	59,559
Leasehold improvements	40,728
	167,702
Less accumulated depreciation and amortization	(165,029)
	$ 2,673

NOTE G - EMPLOYEE BENEFIT PROGRAM

The Company has a savings incentive match plan covering employees who meet prescribed requirements. The Company contributes a matching contribution to each eligible employee equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The Company made contributions to the plan of approximately $2,089 for the year ended December 31, 2014.

NOTE H - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
MKG Financial Group, Inc.

I have audited the financial statements of MKG Financial Group, Inc. for the year ended December 31, 2014 and 2013 and have issued my report dated February 11, 2015, which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Supplementary information contained in Schedules 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 11, 2015

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

MKG FINANCIAL GROUP, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2014 and 2013

	2014	2013
Stockholders' equity from statement of financial condition	$13,143	$14,644
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	$13,143	14,644
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	(2,673)	(6,690)
Prepaid expenses & receivables	(1,231)	(1,238)
Net Capital before haircuts	9,239	6,716
Haircut on other securities	(0)	(0)
Net Capital	$ 9,239	$ 6,716
Computation of net capital requirement		
Minimum net capital required	$ 1,421	$ 3,009
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 4,239	$ 1,716
Excess net capital at 1000%	$ 7,108	$ 2,202
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$21,311	$45,140
Total aggregate indebtedness	$21,311	$45,140
Ratio: Aggregate indebtedness to net capital	2.31 to 1.	6.72 to 1.

MKG FINANCIAL GROUP, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2014 and 2013

	2014	2013
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$13,028	$ 6,715
Adjustments		
Effect on net income for adjustments		
Rounding	0	1
Change in depreciation	115	0
Net capital at December 31, as adjusted	$13,143	$ 6,716
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$21,311	$45,140
Decrease in accounts payable	0	0
Total aggregate indebtedness as of December 31, as adjusted	$21,311	$45,140

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors MKG Financial Group, Inc.
1500 SW First Avenue, Suite 1000
Portland, Oregon 97201

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by MKG Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating MKG Financial Group, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MKG Financial Group, Inc.'s management is responsible for the MKG Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,
2. Compared the amounts reported on the audited Form-X17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 11, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

DEC 22 2014

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3393**********************MIXED AADC 220
052692 FINRA DEC
MKG FINANCIAL GROUP INC
1500 SW 1ST AVE STE 1000
PORTLAND OR 97201-5834

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,265
B. Less payment made with SIPC-6 filed (exclude interest) (676)
Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment)
E. Interest computed on late payment (see instruction E) for______days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $ 589
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 589.00
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MKG Financial Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9th day of February, 2015.

Thomas Biesiadecki, CCO, FinOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

SIPC-6 (34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6 (34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052692 FINRA DEC
MKG FINANCIAL GROUP INC 19*21
1500 SW 1ST AVE STE 1000
PORTLAND OR 97201-5834

JUN 24 2014

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Biesiadecki (503) 226-670

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2)	$ 676
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	(–)
	2. Assessment balance due	676
B.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	–
C.	Total assessment and interest due	$ 676
D.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above)	$ 676

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MKG Financial Group, Inc.
(Name of Corporation, Partnership or other organization)

Dated the 29th day of July, 2014.

T. Biesiadecki
(Authorized Signature)

Chief Compliance Officer
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	316,124
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	35
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	34,105
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	11,678
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	45,818
2d. SIPC Net Operating Revenues	$ 270,306
2e. General Assessment @ .0025	$ 676

(to page 1, line 2.A.)

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for A Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
MKG Financial Group, Inc.

In planning and performing our audit of the financial statements of MKG Financial Group, Inc. as of and for the years ended December 31, 2014 and 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and the procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the

objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014 and 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the SEC, and the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified purpose.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 11, 2015